[FORM OF SEVERANCE AGREEMENT]

EMPLOYMENT CONTRACT

This Employment Contract dated as of November 14, 2001, is entered into by and between Vanguard Airlines, Inc., a Delaware corporation ("Vanguard") and ____________________________ ("Officer").

This Employment Contract sets forth the terms under which Officer continues employment with Vanguard. This contract supplements the terms of Officer's existing employment with Vanguard.

In consideration of the mutual covenants contained herein, the Parties agree as follows:

1. Employment The Company agrees to employ Officer, and Officer agrees to remain in the employ of the Company, under the following terms and conditions.

2. Position At the time of execution of this contract, Officer shall have the position of ____________________________. Such position may be changed at the discretion of Vanguard's Board of Directors, subject to the terms of this agreement.

3. Term Officer's employment shall be at will. Either the Company or Officer shall have the right and ability to terminate the relationship at any time, with or without cause, and without any liability except as expressly set forth herein or in any letter granting stock options to Officer, and provided, that, absent cause, Officer shall provide Vanguard at least two weeks notice of any termination of employment by Officer.

4. Compensation Vanguard shall pay Officer a base salary at an initial rate of per year, payable in substantially equal biweekly installments (or on such regular payroll schedule as the Company may establish from time to time). Such compensation may be increased from time to time. As used herein, "Base Salary" refers to the amount Officer is being paid as of a termination of his employment with Vanguard, without regard to bonus or any other form of incentive compensation or any voluntary salary reduction agreements.

5. Termination of Employment A "Termination of Employment" shall be defined as any one of the following:

  the termination of Officer's employment by Vanguard for any reason other than (i) willful misconduct or gross neglect of duty by Officer, (ii) retirement at or following Officer's attainment of age 65, (iii) death of Officer;
  a reduction of Officer's cash compensation by more than 15% below the highest level of cash compensation from time to time in effect for Officer (provided, that the voluntary 25% salary deferral through October 31, 2001 shall not be considered a Termination of Employment); or
  a termination of Officer's employment by Officer within two years following a Change in Control (as defined below) as a result of either (i) a relocation of the Officer's place of employment that results in a hardship to the Officer or (ii) a material reduction in the responsibilities, authority or title of Officer.

Following a Termination of Employment, Vanguard shall pay Officer his Base Salary, subject to the provisions of Section 8 hereof and as severance pay or liquidated damages, or both, for the Severance Period (as defined below). Such payments may be reduced by one-half (50%) of Officer's actual cash compensation received from other employment or consulting and all (100%) of payments to Officer under any long or short term disability plan provided by Vanguard.

The Severance period shall be a period of one year plus one additional month for each full year of employment with Vanguard Airlines, up to a maximum period of two years.

This agreement shall not obligate Officer to accept any employment. All remuneration received by Officer during the Severance Period from work, whether as employee, independent contractor or owner (i.e. active, not passive, income), shall be counted towards the 50% offset, provided, that no remuneration shall be applied to offset severance for any period prior to receipt of such remuneration.

During the Severance Period, Officer shall continue to be eligible to participate in Company's group insurance program provided he has not accepted other employment that provides such benefits (and for which he is eligible). Officer's entitlement to benefit continuation under COBRA shall commence at the end of the Severance Period.

In the event the Company files for protection from creditors under the federal bankruptcy code prior to February 28, 2002, the amount of any claim for severance compensation under this contract shall be limited to $50,000 (unless the contract has been assumed post-filing).

6. Pass Privileges Following a Termination of Employment, Officer and his eligible dependents (but not including any Travel Partner except during the Severance Period) shall be entitled to continued pass privileges on Vanguard for the periods set forth below:

  In the event Officer has been employed with Vanguard (as an officer) for less than one year, a period of three years;
  In the event Officer has been employed with Vanguard (as an officer) for at least one year but less than three years, a period equal to any Severance Period plus three years;
  In the event Officer has been employed with Vanguard (as an officer) for at least three years, for the lifetime of the Officer.

During the Severance Period, pass travel shall be at the same priority as during Officer's employment. Following the Severance Period, Officer and spouse shall be entitled to the same boarding priority as during Officer's employment; all other pass-eligible dependents shall be at an SA-3 priority, based on the Officer's original date of hire (or its equivalent). The number of round trips taken by Officer and his pass-eligible dependents on a positive space basis shall not exceed 30 per year.

Buddy passes shall expire as of the date an Officer's employment terminates.

7. Stock Options Notwithstanding any more restrictive language in any stock option grant letter, but subject to the terms of any stock option plan under which such options are granted, upon a Termination of Employment, all options previously granted to Officer shall become immediately vested and exercisable, and shall remain exercisable for a period of six (6) months following the Termination of Employment.

8. Officer Obligations As a condition to Officer's entitlement to the benefits set forth herein, during the Severance Period:

  Officer shall, upon reasonable notice and upon Vanguard's reimbursement of any out-of-pocket costs necessitated by its request, furnish such information and assistance as may be reasonably requested by Vanguard (and which is reasonably necessary to be obtained from Officer) in connection with any litigation to which it or its affiliates is a party.
  Officer shall not divulge any confidential or proprietary information regarding Vanguard.
  Officer shall not solicit any Vanguard employee to leave Vanguard (provided this shall not apply with respect to any Vanguard employee who initiates such discussions with Officer following Officer's termination of employment).
  Officer shall not make any public statement regarding Vanguard that has not been approved by the CEO of Vanguard or by Vanguard's officer in charge of public relations.

9. Change in Control A "Change in Control" shall be deemed to occur upon the Company's execution of an agreement or a term sheet (regardless of whether Board of Directors approval has been obtained) providing for a company or other person (other than Richard Wiley, William Hambrecht or Ed Shea or any entities controlled by them) to obtain 35% or more of the voting interests in Vanguard (or to otherwise exercise effective control of Vanguard).

10. Miscellaneous

a) This agreement shall be binding on any successors or assigns of Vanguard, including any company with which Vanguard may merge or to which Vanguard sells or transfers all or substantially all its assets.

b) Written notices furnished under this agreement shall be sent to the Officer at his last address reported to Vanguard and, if to Vanguard, to

General Counsel

Vanguard Airlines, Inc.

533 Mexico City Ave

Kansas City, MO 64153, or such other address as Vanguard shall notify Officer from time to time.

c) This agreement may not be amended or changed except by the written agreement of the parties.

d) This agreement shall be governed by and construed in accordance with the laws of the state of Missouri.

e) If any one or more of the provisions contained in this agreement are held to be invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby.

This contract is executed as of the day first set forth above:

Vanguard Airlines, Inc.

by: ______________________

Scott Dickson

_________________________